EXHIBIT 99.1

News Release

For Immediate Release	Date: April 23, 2026
26-10-TR

Teck Reports Voting Results from Annual Meeting of Shareholders

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today, in accordance with Toronto Stock Exchange requirements, the voting results from its Annual Meeting of Shareholders held on Thursday, April 23, 2026 (the “Meeting”). A total of 6,303,816 Class A common shares and 344,445,094 Class B subordinate voting shares were voted at the Meeting, representing 78.53% of the votes attached to all outstanding shares. Shareholder voting results are set out below.

1.	Shareholders elected 11 directors, as follows:
Director	Votes in Favour (#)	Votes Against (#)	Votes in Favour (%)
A.J. Balhuizen	940,333,456	12,942,313	98.64%
J.K. Gowans	938,032,111	15,243,658	98.40%
N.B. Keevil, III	943,888,069	9,387,625	99.02%
C.E. McLeod-Seltzer	940,198,549	13,077,221	98.63%
S.A. Murray	943,447,488	9,824,283	98.97%
U.M. Power	942,167,856	11,107,913	98.83%
J.H. Price	944,160,953	9,110,742	99.04%
P.G. Schiodtz	931,190,525	22,085,242	97.68%
T.R. Snider	943,030,072	10,203,747	98.93%
S.A. Strunk	939,572,048	13,703,720	98.56%
Y. Yamato	944,156,976	9,118,793	99.04%

2.	Shareholders voted to re-appoint PricewaterhouseCoopers LLP as auditor of Teck, with 97.76% of all votes cast in favour.
3.	Shareholders voted to approve the advisory resolution on Teck’s approach to executive compensation as described in the Circular, with 98.23% of all votes cast in favour.

Detailed voting results for the Meeting will be available on SEDAR+ at www.sedarplus.ca. Further information about Teck’s directors, corporate governance, and executive compensation practices are available in the management information circular for the Meeting, which is available under Teck’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov), and on www.Teck.com/reports along with our 2025 Annual and Sustainability Reports.

About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Emma Chapman
Vice President, Investor Relations
+44.207.509.6576
emma.chapman@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com